Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus and Prospectus Supplement of Inotiv, Inc. for the registration of common shares, preferred shares, debt securities, share purchase contracts, warrants, rights, and units and to the incorporation by reference therein of our reports dated December 4, 2024, with respect to the consolidated financial statements of Inotiv, Inc., and the effectiveness of internal control over financial reporting of Inotiv, Inc. included in its Annual Report (Form 10-K) for the year ended September 30, 2024, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Indianapolis, Indiana
August 29, 2025